   As filed with the Securities and Exchange Commission on September 7, 1999.

================================================================================

                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            KENDLE INTERNATIONAL INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                Ohio                                       31-1274091
--------------------------------------------------------------------------------
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

                                 441 Vine Street
                                    Suite 700
                             Cincinnati, Ohio 45202
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class                 Name of each exchange on which
        to be so registered                 each class is to be registered

               None                                      None
   ----------------------------             ------------------------------

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

         If this from relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

         Securities Act registration statement file number to which this form relates: NONE (if applicable)
        ------

         Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Share Purchase Rights
                          ----------------------------
                                (Title of Class)

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         On August 13, 1999 the Board of Directors of Kendle International Inc. declared a dividend of one Right for each outstanding Common Share, no par value, of Kendle (together with certain other equity securities described in the Agreement defined below, the "Common Shares"). The Rights will be issued to the holders of record of Common Shares outstanding at the Close of Business on August 13, 1999 (the "Record Date") and with respect to Common Shares issued thereafter until the Distribution Date (as defined below). Each Right, when it becomes exercisable as described below, will entitle the registered holder to purchase from Kendle one one-thousandth (1/1,000) of a Common Share, no par value, of Kendle at a price of $5.00 (the "Purchase Price"). The description and terms of the Rights are set forth in a Shareholder Rights Agreement dated as of August 13, 1999 as it may be amended from time to time (the "Agreement"), between Kendle and The Fifth Third Bank, as Rights Agent (the "Rights Agent").

         Until the earlier of (i) such time as Kendle learns that a person or group (including any affiliate or associate of such person or group) has acquired, or obtained the right to acquire, beneficial ownership of more than 15% of the outstanding Common Shares (such person or group being called an "Acquiring Person") and (ii) such date, if any, as may be designated by the Board of Directors of Kendle following the commencement of, or first public disclosure of an intention to commence, a tender or exchange offer for outstanding Common Shares which could result in such person or group becoming the beneficial owner of more than 15% of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by certificates for Common Shares registered in the names of the holders thereof (which certificates for Common Shares shall also be deemed to be Right Certificates (as defined below)) and not by separate Right Certificates. With respect to any certificate for Common Shares outstanding as of the Record Date, until the Distribution Date the Rights associated with the Common Shares represented by such certificates shall be evidenced by such certificates along with a copy of this Summary of Rights, and the surrender for transfer of any such certificate shall also constitute the transfer of the Rights associated with the Common Shares represented thereby. Therefore, until the Distribution Date, the Rights will be transferred with and only with the Common Shares.

         As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Right Certificates alone will thereafter evidence the Rights.

         The Rights are not exercisable until the Distribution Date and will expire at the Close of Business on August 13, 2009 (the "Expiration Date"), unless earlier redeemed or exchanged by Kendle as described below.

         The number of Common Shares or other securities issuable upon exercise of the Rights is subject to adjustment by the Board of Directors of Kendle in the event of any change in the Common Shares, whether by reason of stock dividends, stock splits, recapitalizations, reclassifications, mergers, consolidations, combinations or exchanges of securities, split-ups, split-offs, spin-offs, liquidations, other similar changes in capitalization, any distribution or issuance of assets, evidences of indebtedness or subscription rights, options or warrants to holders of Common Shares or otherwise. The Purchase Price and the number of Common Shares or other securities issuable upon exercise of the Rights are subject to adjustment from time to time in the event of the declaration of a stock dividend on the Common Shares payable in Common Shares or a subdivision or combination of the Common Shares prior to the Distribution Date.

         Kendle may, but is not required to, issue fractions of shares upon the exercise of Rights, and in lieu of fractional shares, Kendle may make a cash payment based on the market price of such shares on the first trading date prior to the date of exercise or utilize a depositary arrangement.

         Subject to the right of the Board of Directors of Kendle to redeem or exchange the Rights as described below, at such time as there is an Acquiring Person, the holder of each Right will thereafter have the right to receive, upon exercise thereof, for the Purchase Price, that number of one one-thousandth (1/1,000) of a Common Share equal to the number of Common Shares which at the time of such transaction would have a market value of twice the Purchase Price. Any Rights that are or were beneficially owned by an Acquiring Person on or after the Distribution Date will become null and void and will not be subject to this "flip-in" provision.

         If Kendle is acquired in a merger or other business combination by an Acquiring Person that is a publicly traded corporation or 50% or more of Kendle's assets or assets representing 50% or more of Kendle's earning power are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person that is a publicly traded corporation, proper provision must be made so that each Right will entitle its holder to purchase, for the Purchase Price, that number of common shares of such corporation which at the time of the transaction would have a market value of twice the Purchase Price. If Kendle is acquired in a merger or other business combination by an Acquiring Person that is not a publicly traded entity or 50% or more of Kendle's assets or assets representing 50% or more of the earning power of Kendle are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person that is not a publicly traded entity, proper provision must be made so that each Right will entitle its holder to purchase, for the Purchase Price, at such holder's option, (i) that number of shares of the surviving corporation in the transaction with such entity (or, at such holder's option, of the surviving corporation in such acquisition, which could be Kendle) which at the time of the transaction would have a book value of twice the Purchase Price or (ii) that number of shares of such entity which at the time of the transaction would have a book value of twice the Purchase Price or (iii) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the Purchase Price. This "flip-over" provision only applies to a merger or similar business combination with an Acquiring Person.

         ANY RIGHTS THAT ARE OR WERE, AT ANY TIME ON OR AFTER THE DATE AN ACQUIRING PERSON BECOMES SUCH, BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR ANY AFFILIATE OR ASSOCIATE OF AN ACQUIRING PERSON (OR A TRANSFEREE THEREOF) WILL BECOME NULL AND VOID AND ANY HOLDER OF ANY SUCH RIGHT (INCLUDING ANY SUBSEQUENT HOLDER) WILL BE UNABLE TO EXERCISE ANY SUCH RIGHT.

         The Rights are redeemable by the Board of Directors at a redemption price of $.01 per Right (the "Redemption Price") any time prior to the earlier of (i) such time as there is an Acquiring Person and (ii) the Expiration Date. Immediately upon the action of the Board electing to redeem the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         After there is an Acquiring Person the Board of Directors may elect to exchange each Right (other than Rights owned by an Acquiring Person) for consideration per Right consisting of one-half of the securities that would be issuable at such time upon the exercise of one Right pursuant to the terms of the Agreement. Notwithstanding the foregoing, the Board of Directors of Kendle shall not be empowered to effect such exchange at any time after any Person (other than Kendle, any Subsidiary of Kendle, Candace Kendle, Christopher Bergen, any trust established by either of them or any corporation or other entity controlled by either of them, any employee benefit plan of Kendle or any such Subsidiary, or any entity holding Common Shares for or pursuant to the terms of any such plan), together with all Affiliates and Associates of such person, becomes the Beneficial Owner of 50% or more of the Common Shares then outstanding.

         At any time prior to such time as there shall be an Acquiring Person, Kendle may, without the approval of any holder of the Rights, supplement or amend any provision of the Agreement (including the date on which the Expiration Date or the Distribution Date shall occur, the amount of the Purchase Price or the definition of "Acquiring Person"), except that no supplement or amendment shall be made that reduces the Redemption Price of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of Kendle, including, without limitation, the right to vote or to receive dividends.

         A copy of the Agreement is being filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement. A copy of the Agreement is available free of charge from Kendle upon written request. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is incorporated herein by reference.

ITEM 2. EXHIBITS

     4.1 Shareholder Rights Agreement dated August 13, 1999 between Kendle International Inc. and The Fifth Third Bank, as Rights Agent which includes as Exhibit A thereto the Form of Rights Certificate, and as Exhibit B thereto the Summary of Rights to Purchase Common Shares.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                               KENDLE INTERNATIONAL INC.



Date: September 7, 1999                       By:   /s/ Timothy M. Mooney
                                                  ------------------------
                                                  Timothy M. Mooney
                                                  Executive Vice President -
                                                  Chief Financial Officer